Exhibit 8

Significant Subsidiaries of C3is Inc.

Company	Country of Incorporation
Dry Bulk International Trading and Shipping Inc.	Marshall Islands

Crude Oil Services International Inc.	Marshall Islands

Raw Commodities and Exports Inc.	Marshall Islands

Spitfire Dragon Transport Inc.	Marshall Islands